Exhibit 99.1
Rediff.Com Reports Results for the First Quarter Ended June 30, 2011
Mumbai, India, July 26, 2011
The Indian Broadband adoption efforts received a further boost this quarter with the Telecom Commission’s approval of the National Optical Fibre Network proposal valued at US$4.4 Bn. As per the Government announcement, the proposal now awaits the Union Cabinet approval. The state owned Bharat Sanchar Nigam Limited (BSNL) has been entrusted with the task of preparatory activity for the project execution. We believe this development, which is a part of the National Broadband Plan to reach 160 million broadband connections by 2014, is a major step forward in the proliferation of broadband in India and follows the recent launch of 3G services by private telecom operators in India.
Our growth this quarter has been modest; we saw our advertising revenues in India grow 6%; total India revenues, which include fee-based and online advertising revenues, also grew 6% for the quarter, while our global revenues grew 4% for the quarter, in each case over the same quarter last year. Certain sectors of the economy like Financial Services, Insurance and Telecom in which our clients operate, have witnessed challenging conditions over the past several months which is believed to have impacted their advertising spending. As a result, we saw declines in sequential top-line performance this quarter.
“While we wait for the broadband implementation and growth to take shape, we continue to focus on our strategy of growing our user base. Our recently launched initiatives include Rediff Deal Ho Jaye!, with presence in 41 cities offering consumers 30% to 70% discounts across over 72 service categories, and our Rediff Local TV ad network, where we are currently tied up with two channels and a distribution network of nine cable operators covering six cities. Additionally, for our paid mobile mail service, Rediffmail NG, we remain in discussions with leading telecom operators in India to expand the availability of this service. We believe these initiatives will strengthen our position in the Indian Internet market, both now and into the future” said Ajit Balakrishnan, Chairman and CEO of Rediff.com.
In our efforts to increase the footprint of these initiatives, we expect to continue to invest approximately $2.0 — $2.5 million per quarter for the next few quarters.
Our cash balance stood at $35.9 million, as of June 30, 2011, which provides sufficient working capital to meet our liquidity needs and to execute on our strategy, including investments in product development, sales diversification and the entrance into new markets.

Further details of Rediff.com’s results for the first fiscal quarter ended June 30, 2011 are appended in tabular form to this press release. A script of the earnings result conference call held on July 26, 2011 will also be made available on Rediff’s Investor Information website at investor.rediff.com.
About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.
Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.
TABLES TO FOLLOW

STATEMENT OF OPERATIONS
QUARTER ENDED JUNE 30, 2011
(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended June 30
	2011	2010
Revenues
India Online	4.42	4.18
US Publishing	0.97	1.00
Total Revenues	5.39	5.18
Cost of Revenues *	(3.08)	(2.48)
Gross Margin	2.31	2.70
Gross Margin %	43%	52%
Operating Expenses *	(4.32)	(3.43)
Operating EBITDA	(2.01)	(0.73)
Depreciation / Amortization	(0.94)	(1.12)
Interest Income	0.78	0.80
Foreign Exchange (loss)	(0.02)	(0.05)
Equity in net loss of equity method investee	(0.11)	(0.08)
Net loss before income taxes	(2.30)	(1.18)
Tax	—	—
Net loss	(2.30)	(1.18)
Net loss per ADS (in US dollars)	(0.084)	(0.043)
Net loss per ADS (in US dollars) diluted	(0.084)	(0.043)

Weighted average ADS Outstanding (in millions)	27.31	27.73

* Stock based Compensation included in:
Cost of revenue	0.02	0.01
Operating expenses	0.20	0.01
Notes
•	Each ADS represents one half of an equity share.

•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•
During the Fiscal year ended March 31, 2010 the company established an ESOP trust for the benefit of the employees and purchased 750,000 shares (equivalent to 1,500,000 ADS). During the quarter ended December 31, 2010 Trust purchased an additional 265,000 shares (equivalent to 530,000 ADS). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

•	During the fiscal year ended March 31, 2011 the Company acquired Vubites India Private Limited and consolidated its result of operations.
Non-GAAP Measures Note
Operating EBITDA, non-GAAP operating expenses, impairments related to long-lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).
Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:
RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED JUNE 30, 2011
(All figures are in US$ million)

	Quarter ended June 30
	2011	2010

Operating EBITDA (Non GAAP)	(2.01)	(0.73)

Depreciation / Amortization	(0.94)	(1.12)
Interest Income	0.78	0.80
Foreign Exchange Gain/ (Loss)	(0.02)	(0.05)
Equity in net loss of equity method investee	(0.11)	(0.08)
Net loss before income taxes	(2.30)	(1.18)

Net loss (GAAP)	(2.30)	(1.18)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:
RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED JUNE 30, 2011
(All figures are in US$ million)

	Quarter ended June 30
	2011	2010

Operating Expenses (GAAP)	5.26	4.55
Depreciation/Amortization	(0.94)	(1.12)
Operating Expense (Non-GAAP)	4.32	3.43
For further details contact:
Mandar Narvekar
Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-24449144
Email: investor@rediff.co.in
Glenn Wiener and Jay Morakis
GW Communications (U.S.A.)
Tel. 212.786.6011 / 212.786.6037
Email: gwiener@GWCco.com / jmorakis@GWCco.com